UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q803		Page 2 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
OCM HLCN Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 4,710,790 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including 722,702 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,450,507 shares of Common Stock outstanding as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus 722,702 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by OCM HLCN Holdings, L.P..

CUSIP No. 40537Q803		Page 3 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of OCM HLCN Holdings, L.P.

CUSIP No. 40537Q803		Page 4 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 40537Q803		Page 5 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 40537Q803		Page 6 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 40537Q803		Page 7 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 40537Q803		Page 8 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 40537Q803		Page 9 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group LLC.

CUSIP No. 40537Q803		Page 10 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 40537Q803		Page 11 of 20 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,710,790 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,710,790 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,710,790 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management, Inc.).

CUSIP No. 40537Q803		Page 12 of 20 Pages
SCHEDULE 13D

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 22, 2019 (the “Original Schedule 13D” and together, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 300, Houston, TX 77043.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	OCM HLCN Holdings, L.P., a Delaware limited partnership (“OCM HLCN”), whose principal business is to hold the Subject Shares reported herein;

(ii)
Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including OCM HLCN;

(iii)
Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(iv)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(v)
OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(vi)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; and

(vii)
Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts.

(viii)
Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;

(ix)	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG, in its capacity as such; and

CUSIP No. 40537Q803		Page 13 of 20 Pages
SCHEDULE 13D

(x)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person, other than Brookfield and BAM Partnership, is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business address of Brookfield and BAM Partnership is Brookfield Place, Suite 100, 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada, M5J2T3.

On December 9, 2022, Brookfield Corporation (f/k/a Brookfield Asset Management Inc.) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which, among other things, Brookfield’s historical asset management business was transferred to Brookfield Asset Management ULC. Following the Brookfield Arrangement, Brookfield is deemed a beneficial owner of the reported shares directly or indirectly held by OCG and Holdings. Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on March 28, 2023, OCM HLCN purchased 6,526 shares of Series A Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), for aggregate consideration of approximately $6.4 million pursuant to the Series A Purchase Agreement, dated March 28, 2023 (the “Series A Purchase Agreement”), by and among the Issuer, OCM HLCN and the other purchasers party thereto. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 1 are incorporated herein by reference.

On March 28, 2023, the Issuer, OCM HLCN and the other purchasers party thereto entered into the Series A Purchase Agreement. On March 28, 2023, OCM HLCN purchased 6,526 shares of Series A Preferred Stock for approximately $6.4 million.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follow:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

OCM HLCN directly beneficially owns 4,710,790 shares of Common Stock and has the sole power to vote and dispose of such shares.

CUSIP No. 40537Q803		Page 14 of 20 Pages
SCHEDULE 13D

GP, in its capacity as the general partner of OCM HLCN, has the ability to direct the management of OCM HLCN’s business, including the power to direct the decisions of OCM HLCN regarding the vote and disposition of securities held by OCM HLCN; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of the business of GP, including the power to direct the decisions of GP regarding the vote and disposition of securities held by OCM HLCN; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM HLCN; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM HLCN; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM HLCN; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM HLCN. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM HLCN. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM HLCN. Therefore Brookfield may be deemed to have indirect beneficial ownership of the Subject Shares.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by OCM HLCN. Therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Subject Shares.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM HLCN, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM HLCN.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings.

BAM Class B Partners Inc., as trustee of the BAM Trust, which is the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint one half of the board of directors of Brookfield and, as such may indirectly control the decisions of Brookfield regarding the voting and disposition of securities beneficially owned by Brookfield.

CUSIP No. 40537Q803		Page 15 of 20 Pages
SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Purchase Agreement

On March 28, 2023, the Issuer, OCM HLCN and the other purchasers party thereto entered into the Series A Purchase Agreement, pursuant to which OCM HLCN purchased 6,526 shares of Series A Preferred Stock for approximately $6.4 million. The Series A Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A Preferred Shares holding at least two-thirds (66 ⅔%) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Certificate of Designations).

The foregoing description of the Series A Purchase Agreement is qualified in its entirety by reference to the full text of the Series A Purchase Agreement, a copy of which is attached as Exhibit 6 to this Amendment and incorporated by reference herein.

Certificate of Designations

Subject to the terms and conditions of the Series A Certificate of Designations the Issuer filed with the Delaware Secretary of State on March 24, 2023 (the “Series A Certificate of Designations”), all or any portion of the shares of Series A Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A Preferred Stock is $9.03 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the Conversion Price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A Purchase Agreement) has occurred since the date of the most financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A Preferred Shares into Common Stock using the then-applicable Conversion Ratio. The Series A Preferred Shares are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A Preferred Stock in accordance with the terms of the Series A Certificate of Designations. In the event of a change of control transaction, the Series A Preferred Shares are subject to redemption or conversion in accordance with the terms of the Series A Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A Certificate of Designations, a copy of which is attached as Exhibit 5 to this Amendment and incorporated by reference herein.

CUSIP No. 40537Q803		Page 16 of 20 Pages
SCHEDULE 13D

Amendment No. 1 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A Purchase Agreement, OCM HLCN entered into Amendment No. 1 (to the Registration Rights Agreement, dated October 8, 2019 the “RRA Amendment”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Shares.

This summary is qualified in its entirety by reference to the full text of the RRA Amendment, a copy of which is attached as Exhibit 4 to this Amendment and incorporated by reference herein, and the Registration Rights Agreement, a copy of which is included as Exhibit 10.1 to the Original Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 2
Registration Rights Agreement, dated October 8, 2019, between Halcón Resources Corporation and the rights holders thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on October 8, 2019).

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 30, 2023

Exhibit 4	Amendment No. 1 to the Registration Rights Agreement, dated March 28, 2023, by and among the Issuer and the holders named therein.

Exhibit 5	Certificate of Designations, dated March 24, 2023, of the Issuer.

Exhibit 6	Purchase Agreement, dated March 28, 2023, by and among the Issuer, OCM HLCN and the other parties thereto.

CUSIP No. 40537Q803		Page 17 of 20 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023

OCM HLCN HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

CUSIP No. 40537Q803		Page 18 of 20 Pages
SCHEDULE 13D

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

CUSIP No. 40537Q803		Page 19 of 20 Pages
SCHEDULE 13D

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director – Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

OCM HLCN Holdings, L.P.

The general partner of OCM HLCN Holdings, L.P. is Oaktree Fund GP, LLC.

Brookfield Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08— 01 Wheelock Place, Singapore 238880	Chairman, Global Logistics Properties	Singapore
Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Fl Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Hutham S. Olayan, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Chairman of the Olayan Group	U.S.A and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

BAM Class B Partners Inc. as Trustees of BAM Partners Trust

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director – Legal & Regulatory of Brookfield Asset Management	Canada